

SECUR 05040959 ISION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

CM 4-1

| SEC FILE NUMBER |
|---|
| 8-65175 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRAVITAS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 EAST 57th ST., 10th FL.
(No. and Street)

NEW YORK, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WHITNEY QUILLEN, PRESIDENT 212-223-0188
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED APR 07 2005 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JANOVER RUBINROIT, LLC
(Name – *if individual, state last, first, middle name*)

100 QUENTIN ROOSEVELT BLVD. #516, GARDEN CITY, NY 11530
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SEC MAIL
RECEIVED
PROCESSING
MAR 31 2005
WASH, D.C.
179
SECTION

PROCESSED APR 07 2005 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*laims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant st be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

C 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Whitney Quillen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gravitas, LLC, as of Dec. 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WALTER S. JENNINGS
Notary Public, State of New York
No. 31-4888681
Qualified in New York County
Commission Expires April 20, 2007



Signature

PRESIDENT

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GRAVITAS, LLC

* * * * *

## FINANCIAL STATEMENTS

## DECEMBER 31, 2004

GRAVITAS, LLC

TABLE OF CONTENTS

LONG ISLAND
100 Quentin Roosevelt Blvd.
Suite 516
Garden City
New York 11530
(516) 542-6300
Fax: (516) 542-9021

NEW YORK CITY
845 Third Avenue
New York
New York 10022
(212) 980-2470
Fax: (212) 980-2177



JANOVER RUBINROIT

CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITORS' REPORT

To the Member of
Gravitas, LLC:

We have audited the accompanying statement of financial condition of Gravitas, LLC as of December 31, 2004, pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Gravitas, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Janover Rubinroit, LLC

February 28, 2005

# GRAVITAS, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2004

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 122,326 |
| Due from clearing firm | | 31,100 |
| Clearing deposit | | 15,007 |
| Loan receivable - Member | | 120,700 |
| Property and equipment, net of accumulated depreciation of $8,668 | | 219,034 |
| Security deposits | | 105,000 |
| Prepaid expenses and other current assets | | 38,617 |
| | $ | 651,784 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued expenses | | 143,843 |
| Commitments and contingencies | | |
| Member's equity | | 507,941 |
| | $ | 651,784 |

The accompanying notes are an integral part of the financial statements.

## GRAVITAS, LLC

## NOTES TO FINANCIAL STATEMENTS

### NOTE 1 - ORGANIZATION:

Gravitas, LLC (the "Company") is a Limited Liability Company formed on December 12, 2001 in New York. Effective July 25, 2002, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the National Association of Securities Dealers, Inc. The Company's business is comprised of commission transactions on corporate debt or equity securities.

### NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

***Revenue recognition***

The Company records commission revenue and related expenses on a trade date basis.

***Income taxes***

A provision has been made for unincorporated business taxes for applicable local taxes. The Company is a Limited Liability Company with a single member; therefore, the Company's member includes the operations of the Company in his individual income tax return and pays all Federal and applicable state and local taxes associated with the operation of the Company.

***Use of estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

***Property and equipment***

Property and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives.

### NOTE 3 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK:

As a securities broker-dealer, the Company engages in various trading and brokerage activities on an agency basis. As a non-clearing broker, the Company has its customers' transactions cleared through other broker dealers pursuant to clearing agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss. Substantially all of the Company's cash is held at a clearing broker and other financial institutions. Recognizing the concentration of credit risk that this implies, the Company utilizes a clearing broker that is highly capitalized.

**NOTE 4 - CLEARING DEPOSIT:**

The clearing deposit of $15,007 consists of money deposited into a capital account with the Company's clearing firm, Sterne, Agee & Leech, Inc.

**NOTE 5 - PROPERTY AND EQUIPMENT:**

Property and equipment at December 31, 2004 is as follows:

| | | |
|---|---|---|
| Office equipment | $ | 12,953 |
| Office furniture | | 15,152 |
| Leasehold improvements | | 199,597 |
| | | 227,702 |
| Less accumulated depreciation | | 8,668 |
| | $ | 219,034 |

**NOTE 6 - LOAN RECEIVABLE – MEMBER:**

The balance represents the amount owed by the Company's single member and is a non-interest bearing loan.

**NOTE 7 - NET CAPITAL REQUIREMENT:**

The Company is subject to the SEC Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, not exceed 15:1. At December 31, 2004, the Company had regulatory net capital of $24,590 which was $15,120 in excess of its required minimum regulatory net capital of $9,470. The Company's ratio of aggregate indebtedness to net capital was 5.78 to 1.

**NOTE 8- INCOME TAXES:**

A reconciliation of income taxes provided at the statutory rate to the Company's effective rate is as follows:

| | | |
|---|---|---|
| Tax at statutory rate | $ | 17,769 |
| Permanent differences | | 80 |
| Other | | 951 |
| | $ | 18,800 |

The following temporary difference gives rise to the deferred tax liability as of December 31, 2004:

| | | |
|---|---|---|
| Depreciation | $ | 14,000 |
| Prepaid expenses | | 31,000 |
| | $ | 45,000 |

The deferred tax liability comprises the following as ofDecember 31, 2004:

| | | |
|---|---|---|
| Depreciation | $ | 600 |
| Prepaid expenses | | 1,200 |
| | $ | 1,800 |

**NOTE 9- COMMITMENTS AND CONTINGENCIES:**

***Litigation***

The Company is, from time to time, a party to litigation arising in the ordinary course of its business. Currently, there are no claims outstanding that management believes is likely to have a material adverse effect upon the financial statements of the Company.

***Soft dollar research expenses***

The Company has a soft dollar research arrangement with one of its customers whereby these costs are paid for the by the Company.

***Leases***

The Company leases office space from a related party (see Note 10).

***Private placement***

The Company acted as placement agent in a private placement offering of up to 16 million shares of Utix Group, Inc., ("Utix"), under a Private Agent Agreement with Utix. The terms of the agreement outline the offering period and selling price. In connection with any shares sold by or through the Company, they are entitled to receive fee income equal to ten percent of the product of the number of shares sold by the Company multiplied by the applicable selling price per share. For the year ended December 31, 2004, the Company received $504,516 of fee income in connection with the private placement.

In connection with the private placement of Utix, under the agreement, the Company shall pay research and consulting fees to outside representatives, based on the terms of the agreement. For the year ended December 31, 2004, these fees were approximately $159,000.

**NOTE 10 - RELATED PARTY TRANSACTIONS:**

During 2003, the Company made a loan to a related party, Q Properties, LLC ("QP"), whereby the general partner of QP is the single member of the Company. The loan plus interest accrued at a rate of 4% per annum were repaid during 2004.

The Company leases office space from a related party, QP. The lease term is month-to-month. A rent deposit for this location is $49,000 and is included in security deposits. Also included in security deposits is a rent deposit in the amount of $56,000, which represents a deposit from a prior location the Company was leasing from QP. Future rent payments will be applied against this deposit in lieu of cash repayment. Rent expense for the year ended December 31, 2004 was $292,000.

The Unincorporated Business Tax to be paid by the Memberon behalf of the Company for the year ended December 31, 2004 is $17,000.

**NOTE 11 - CONCENTRATION OF RISK:**

One customer accounted for approximately 79% of the total commission.

The Company had deposits at December 31, 2004 that were in excess of the $100,000 of depository insurance provided by the Federal Deposit Insurance Corporation.